UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

                                         RAM Energy Resources, Inc.
(Name of Issuer)

          Common Stock, $0.0001 par value
(Title of Class of Securities)

                     75130P109000
(CUSIP Number)

Melvin Epstein, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
                              (212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                    November 29, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

SCHEDULE 13D

Page 2 of 13 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Jefferies & Company, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [X]

6	Citizenship or Place of Organization Delaware

Number of Shares of Common Stock Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 0 Shared Voting Power 18,352,487 Sole Dispositive Power 0 Shared Dispositive Power 18,352,487

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,352,487

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person (See Instructions) CO, BD

SCHEDULE 13D

Page 3 of 13 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Jefferies Group, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares of Common Stock Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 0 Shared Voting Power 18,352,487 Sole Dispositive Power 0 Shared Dispositive Power 18,352,487

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,352,487

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D

Page 4 of 13 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Jefferies High Yield Trading, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares of Common Stock Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 0 Shared Voting Power 16,424,671 Sole Dispositive Power 0 Shared Dispositive Power 16,424,671

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,424,671

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 25.3%

14	Type of Reporting Person (See Instructions) OO, BD

SCHEDULE 13D

Page 5 of 13 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Jefferies High Yield Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization United States

Number of Shares of Common Stock Beneficially Owned by Each Reporting Person With	7 8 9 10	Sole Voting Power 0 Shared Voting Power 16,424,671 Sole Dispositive Power 0 Shared Dispositive Power 16,424,671

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,424,671

12	Check if the Aggregate Amount in Row (11) Excludes Certain shares of Common Stock (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 25.3%

14	Type of Reporting Person (See Instructions) OO, HC

Item 1. Security and Interest

          This Schedule 13D (the "Schedule 13D") relates to the common stock of RAM Energy Resources, Inc. (the "Issuer"), par value $0.0001 per share (the "Common Stock"), and is being filed on behalf of the Reporting Persons (as defined below). The address of the principal executive offices of the Issuer is 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.

Item 2. Identity and Background

          (a) This Schedule 13D is filed by (i) Jefferies & Company, Inc. ("Jefferies"), (ii) Jefferies Group, Inc. ("Jefferies Group"), (iii) Jefferies High Yield Trading, LLC ("Trading") and (iv) Jefferies High Yield Holdings, LLC ("Holdings") (the persons mentioned in (i), (ii) (iii) and (iv) are referred to as the "Reporting Persons").

          (b) The address of the principal business office of each of Jefferies and Jefferies Group is 520 Madison Ave., 12th Floor, New York, NY 10022. The address of the principal business office of each of Trading and Holdings is The Metro Center, One Station Place, Three North, Stamford, Connecticut 06902.

          (c) Jefferies is a registered broker-dealer that engages in a diversified securities business, including investment banking and sales and trading in securities. Jefferies Group is a full-service global investment bank and institutional securities firm. Trading is a registered broker-dealer and conducts a secondary high yield brokerage and trading business. Holdings is a holding company and the sole owner of Trading.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Except as set forth below, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          On December 1, 2006, Jefferies consent to an order of the Securities and Exchange Commission instituting administrative and cease-and-desit proceedings, making findings, and imposing remedial sanctions and a cease and desist order. The proceedings related to travel and entertainment expenses and the giving of gifts to employees of a mutual fund complex, as well as trading with and for the mutual fund complex. The order, among other things, censured Jefferies, required Jefferies to cease and desist from committing or causing violations of section 17(A)(1) of the Exchange Act and Rule 17A-3, and required Jefferies to pay disgorgement and interest.

          (f) Jefferies and Jefferies Group are corporations organized in Delaware. Trading and Holdings are limited liability companies organized in Delaware.

Item 3. Source and Amount of Funds or Other Consideration

          On October 16, 2007, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"; a copy of which is incorporated herein by reference to Exhibit 10.2) with Ascent Energy Inc. ("Ascent") and Ascent Acquisition Corp., a wholly owned subsidiary of the Issuer (the "Merger Subsidiary"), pursuant to which the Merger Subsidiary would merge with and into Ascent and Ascent would be the surviving entity and a wholly-owned subsidiary of the Issuer (such transaction, the "Merger"). On the same date, in connection with the Merger, Ascent entered into a Note Holder Payoff and Recapitalization Agreement (the "Recapitalization Agreement"; a copy of which is incorporated herein by reference to Exhibit 10.3, and, together with the Merger Agreement, the "Agreements") with South Louisiana Property Holdings, Inc., Jefferies, Trading and certain other holders (together with Jefferies and Trading, collectively the "Ascent Holders") of the following securities of Ascent: (i) the 16% Senior Notes due 2010 (the "Ascent Senior Notes"), (ii) the 11 3/4% Senior Subordinated Notes due 2010 (the "Ascent Senior Subordinated Notes"), (iii) the 8% Series A Preferred Stock, par value $0.001 per share (the "Ascent Preferred Stock") and (iv) warrants (the "Ascent Warrants" and, together with the Ascent Senior Notes, the Ascent Senior Subordinated Notes and the Ascent Preferred Stock, the "Ascent Securities") to purchase shares of the common stock, par value $0.001 per share, of Ascent (the "Ascent Common Stock").

          On November 29, 2007 (the "Closing Date"), the Merger was consummated and the transactions contemplated by the Recapitalization Agreement were consummated. Pursuant to the Agreements, the Ascent Holders received a combination or one or more of the following in exchange for the Ascent Securities held by the Ascent Holders; cash, shares of Common Stock and warrants to purchase shares of Common Stock (the "Warrants"). Jefferies received a certain amount of cash, 1,449,398 shares of Common Stock and Warrants to purchase 478,417 shares of Common Stock. Trading received a certain amount of cash, 12,348,636 shares of Common Stock and Warrants to purchase 4,076,035 shares of Common Stock. The Warrants have an initial exercise price of $5.00 per share (subject to adjustment), are exercisable immediately and expire on May 11, 2008.

          [Prior to the Closing Date, Jefferies held one (1) share of Common Stock, which it acquired in the ordinary course of business.

Item 4. Purpose of Transaction

           See Item 3.

Item 5. Interest in Securities of the Issuer

           (a) Amount and Percentage of Class Beneficially Owned.

          Jefferies has a service agreement with Trading, pursuant to which Trading has granted to Jefferies the power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock reported herein and held for the account of Trading, and, accordingly, Jefferies may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Holdings is the sole owner of Trading, and, in such capacity, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Jefferies Group is the sole owner of Jefferies and a member of Holdings, and, in such capacities, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of Jefferies and Holdings.

          Amount Beneficially Owned:(1)

________________

(1) Each of (i) ING Barings Global Leveraged Equity Plan Ltd. ("ING Barings"), which beneficially owns 167, 470 shares of Common Stock; (ii) ING Barings U.S. Leveraged Equity Plan LLC ("ING US"), which beneficially owns 388,677 shares of Common Stock; and (iii) ING Furman Seiz Investors III LP ("Furman" and, together with ING Barings and ING US, collectively, "Jefferies Capital Partners") may be considered an affiliate of the Reporting Persons for purposes of Section 13 of the Exchange Act, and the Reporting Persons may be deemed to beneficially own the shares of Common Stock held by Jefferies Capital Partners. Each of the Reporting Persons expressly disclaims (i) beneficial ownership of the shares of Common Stock held by Jefferies Capital Partners and (ii) that the Reporting Persons and Jefferies Capital Partners constitute a "group" for purposes of Section 13 of the Exchange Act.

          As of the date hereof:

1.	Jefferies may be deemed to be the beneficial owner of 18,352,487 shares of Common Stock. This number consists of (A) 1,449,399 shares of Common Stock held for its own account, (B) 12,348,636 shares of Common Stock held for the account of Trading, (C) 478,417 shares of Common Stock that can be obtained by Jefferies upon exercise of Warrants to acquire shares of Common Stock held for its own account and (D) 4,076,035 shares of Common Stock that can be obtained by Trading upon exercise of Warrants to acquire shares of Common Stock held for the account of Trading.

2.	Jefferies Group may be deemed to be the beneficial owner of 18,352,487 shares of Common Stock. This number consists of (A) 1,449,399 shares of Common Stock held for the account of Jefferies, (B) 12,348,636 shares of Common Stock held for the account of Trading, (C) 478,417 shares of Common Stock that can be obtained by Jefferies upon exercise of Warrants to acquire shares of Common Stock and held for the account of Jefferies and (D) 4,076,035 shares of Common Stock that can be obtained by Trading upon exercise of Warrants to acquire shares of Common Stock held for the account of Trading.

3.	Trading may be deemed to be the beneficial owner of 16,424,671 shares of Common Stock. This number consists of (A) 12,348,636 shares of Common Stock held for its own account and (B) 4,076,035 shares of Common Stock that can be obtained by Trading upon exercise of Warrants to acquire shares of Common Stock held of the account of Trading.

4.	Holdings may be deemed to be the beneficial owner of 16,424,671 shares of Common Stock. This number consists of (A) 12,348,636 shares of Common Stock held for the account of Trading and (B) 4,076,035 shares of Common Stock that can be obtained by Trading upon exercise of Warrants to acquire shares of Common Stock held for the account of Trading.

           Percentage of Class:

          The calculations set forth in this Item 4(b) are based on 60,841,636 shares of Common Stock outstanding. This number was received by the Reporting Persons directly from the Issuer.

1.	Jefferies may be deemed to be the beneficial owner of approximately 28.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2.	Jefferies Group may be deemed to be the beneficial owner of approximately 28.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Trading may be deemed to be the beneficial owner of approximately 25.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Holdings may be deemed to be the beneficial owner of approximately 25.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

           (b) Number of shares as to which such person has:

1.	Jefferies

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 18,352,487
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 18,352,487

2.	Jefferies Group

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 18,352,487
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 18,352,487

3.	Trading

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 16,424,671
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 16,424,671

4.	Holdings

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 16,424,671
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 16,424,671

           The filing of this Schedule 13D shall not be construed as an admission that Jefferies, Trading, Holdings, or Jefferies Group is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares not held directly for the account of each such Reporting Person covered by this Schedule 13D.

          (c) Not Applicable.

          (d) Not Applicable.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer(2)

_____________

(2) The Reporting Persons and Jefferies Capital Partners may coordinate their decisions or actions relating to the holding, voting or disposition of the shares of Common Stock owned by each entity. Each of the Reporting Persons expressly disclaims (i) beneficial ownership of the shares of Common Stock held by Jefferies Capital Partners and (ii) that the Reporting Persons and Jefferies Capital Partners constitute a "group" for purposes of Section 13 of the Exchange Act.

          Upon consummation of the Merger and the transactions contemplated by the Reorganization Agreement, on November 29, 2007, Jefferies and Trading each entered into a Voting Agreement with the Issuer (the "Voting Agreements"); which are incorporated herein by reference to Exhibit 10.4 and 10.5, respectively), pursuant to which Jefferies and Trading agreed to vote in favor of the election of directors recommended by the Issuer's board of directors through the Issuer's annual meeting of stockholders to be held in 2009. On the same date, Jefferies and Trading each entered into a lock-up letter with the Issuer (the "Lock-Up Letters"; which are incorporated herein by reference to Exhibits 10.6 and 10.7 respectively), in which each of Jefferies and Trading agreed, with limited exceptions, not to directly or indirectly sell, offer or contract to sell or offer, grant any option or warrant for the sale of, assign, transfer or otherwise dispose of, more than 50% of the total shares of Common Stock issued to each of Jefferies and Trading in connection with the Merger. The term of the Lock-Up Letters began on November 29, 2007 and will end 180 days thereafter. In addition, Jefferies and Trading entered into the Registration Rights Agreement, dated as of November 29, 2007, by and among the Issuer, the Designated Holders named on the signature pages thereto, including Jefferies and Trading, and FS Private Investments III LLC as Holder Representative (the "Registration Rights Agreement"; which is incorporated by reference to Exhibit 10.8), giving the holders of the Common Stock, including Jefferies and Trading, certain registration rights with regard to the Common Stock. The descriptions of the Voting Agreement, Lock-Up Letters and Registration Rights Agreement in the foregoing paragraph are not intended to be complete and are qualified in their entirety by reference to the full text of each agreement attached to this Schedule 13D as an exhibit.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

10.1	Joint Filing Agreement, dated as of December 10, 2007, by and among the Reporting Persons.

10.2	Agreement and Plan of Merger, dated October 16, 2007, by and among the Issuer, Ascent and Merger Subsidiary, incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2007.

10.3	Note Holder Payoff and Recapitalization Agreement, dated as of October 16, 2007, by and among Ascent, South Louisiana Property Holdings, Inc., Jefferies, Trading and the other Ascent Holders.

10.4	Voting Agreement, dated as of November 29, 2007, by and between the Issuer and Jefferies.

10.5	Voting Agreement, dated as of November 29, 2007, by and between the Issuer and Trading.

10.6	Letter Agreement, dated as of November 29, 2007, by and between the Issuer and Jefferies.

10.7	Letter Agreement, dated as of November 29, 2007, by and between the Issuer and Jefferies.

10.8	Registration Rights Agreement, dated as of November 29, 2007, by and among the Issuer, the Designated Holders named on the signature pages thereto and FS Private Investments III LLC as Holder Representative.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 10, 2007	JEFFERIES & COMPANY, INC.

By:      /s/ Roland T. Kelly
             Name: Roland T. Kelly
             Title: Senior Vice President and
                       Associate General Counsel

JEFFERIES GROUP, INC.

By:      /s/ Roland T. Kelly
             Name: Roland T. Kelly
             Title: Assistant Secretary

JEFFERIES HIGH YIELD TRADING, LLC

By:      /s/ Robert J. Welch
             Name: Robert J. Welch
             Title: Chief Financial Officer

JEFFERIES HIGH YIELD HOLDING, LLC

By:     /s/ Robert J. Welch
             Name: Robert J. Welch
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

10.1	Joint Filing Agreement, dated as of December 10, 2007, by and among the Reporting Persons.

10.2	Agreement and Plan of Merger, dated October 16, 2007, by and among the Issuer, Ascent and Merger Subsidiary, incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2007.

10.3	Note Holder Payoff and Recapitalization Agreement, dated as of October 16, 2007, by and among Ascent, South Louisiana Property Holdings, Inc., Jefferies, Trading and the other Ascent Holders.

10.4	Voting Agreement, dated as of November 29, 2007, by and between the Issuer and Jefferies.

10.5	Voting Agreement, dated as of November 29, 2007, by and between the Issuer and Trading.

10.6	Letter Agreement, dated as of November 29, 2007, by and between the Issuer and Jefferies.

10.7	Letter Agreement, dated as of November 29, 2007, by and between the Issuer and Jefferies.

10.8	Registration Rights Agreement, dated as of November 29, 2007, by and among the Issuer, the Designated Holders named on the signature pages thereto and FS Private Investments III LLC as Holder Representative.

Exhibit 1

JOINT FILING AGREEMENT

          The undersigned hereby agree that the Schedule 13D with respect to the Common Stock of RAM Energy Resources, Inc., dated as of December 10, 2007, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Act.

Date: December 10, 2007	JEFFERIES & COMPANY, INC.

By:      /s/ Roland T. Kelly
             Name: Roland T. Kelly
             Title: Senior Vice President and
                       Associate General Counsel

JEFFERIES GROUP, INC.

By:      /s/ Roland T. Kelly
             Name: Roland T. Kelly
             Title: Assistant Secretary

JEFFERIES HIGH YIELD TRADING, LLC

By:      /s/ Robert J. Welch
             Name: Robert J. Welch
             Title: Chief Financial Officer

JEFFERIES HIGH YIELD HOLDING, LLC

By:     /s/ Robert J. Welch
             Name: Robert J. Welch
Title: Chief Financial Officer